UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 January 2010
Cadbury plc

(Translation of registrant’s name into English)
England

(Jurisdiction of incorporation or organization)
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury plc
Date: 29/01/2010	By:	/s/ J M Mills
		Name:	J M Mills
		Title:	Director of Group Secretariat

FIRST HALF 2009 RESULTS

First Half Results		Re-	Reported	Constant
		presented	Currency	Currency[3]
£m	2009	2008[2]	Growth %	Growth %

Revenue	2,767	2,440	+13	+4

Underlying Profit from Operations[1]	319	237	+35	+19
Restructuring & other non-underlying items	(118)	(99)
Profit from Operations	201	138

Underlying Profit before Tax[1]	262	212	+24	+11
Profit before Tax	112	134

Underlying EPS Continuing Ops[1]	13.9p	8.0p

Reported EPS Continuing Ops	5.8p	8.5p
Reported EPS Continuing & Discontinued Ops	23.1p	6.0p

Dividend per share	5.7p	5.3p	+8

Notes

1
Cadbury plc believes that underlying profit from operations, underlying profit before tax and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measures of profit. A full reconciliation between underlying and reported measures is included in the segmental reporting and reconciliation of underlying measures note.

2	In accordance with IFRS 5, the Income Statement for the six months ended 30 June 2008 has been re-presented following the disposal of Australia Beverages.

3	Constant currency growth excludes the impact of exchange rate movements during the period. It is calculated by recomputing the current year results using the prior year exchange rates.

CONTINUING OPERATIONS

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business[1]	Disposals	Improvement Costs		2009

Revenue	2,440	96	(9)	-	240	2,767
- year-on-year change		+3.9%	-0.3%	-	+9.8%	+13.4%
Underlying Profit from Operations	237	44	1	-	37	319
- year-on-year change		+19%	-	-	+16%	+35%
Underlying Operating Margin[2]	9.7%	+140bps	+5bps		+35bps	11.5%

1	Base business results are stated at constant currency and before acquisitions and disposals

2	Underlying Operating Margin is calculated by dividing Underlying Profit from Operations by Revenue.
Cadbury delivered a good first half performance, despite a slow start to the year. Good growth in base business revenue and a strong improvement in margin generated significant increases in underlying operating profit and earnings per share. In addition, exchange rate movements increased revenue by 10% and underlying operating profit by 16%, adding 35 basis points (bps) to underlying operating margin.
Cadbury’s revenue benefited from an improved trend in all three confectionery categories; growth in chocolate was strong throughout the half and both gum and candy reported positive growth in the second quarter. This was achieved despite cycling strong prior year comparatives, particularly for gum in the US and Europe, and for the Halls brand globally.
Overall base business revenue growth was 4%, reflecting price and mix benefits of around 6%. Cadbury continued to focus on eliminating product complexity through portfolio rationalisation, which, together with the effect of retail destocking (which was mainly in the US and limited to the first few months of the year) reduced revenue and volume for the half by around 1-2%.
Revenue Performance by Category
Overall, for the first half, as in the first quarter, our main chocolate markets delivered strong growth and good market share gains, particularly in the UK. Throughout the period, there was increased demand for chocolate and bagged candies, the expected beneficiaries of a stay-at-home culture. At the same time, despite a softer start to the year, the more functional or ‘activity’ related products, for example medicated candies and gum, started to deliver positive growth.
•
Chocolate (45% of revenue in the half) delivered revenue growth of 10% (up 7% in the first quarter and 13% in the second quarter), reflecting strong performances in the UK, India and South Africa. Australia delivered progressively good growth with the business getting some early benefits from the relaunch of the core Cadbury Dairy Milk brand in the second quarter of the year.

•
Gum (35%) revenue was unchanged in the first half (down 2% in the first quarter and up 2% in the second quarter). The improvement in the second quarter reflected strong growth across South America. At the same time, market share improved in key markets, with the exception of the US where a major programme of innovation is planned for the second half of the year.

•
Candy (20%) revenue was unchanged in the first half (down 2% in the first quarter and up 2% in the second quarter), reflecting an improved performance from Halls, after a weak first quarter, and strong performances from mainstream candy brands in the US, Middle East and Africa, Japan and mainland Asia.

Revenue from our focus brands benefited from our strengthened global category model and increased focus on fewer, bigger initiatives. Within chocolate, Cadbury Dairy Milk and Creme Egg performed well but were outshone by strong growth in other seasonal products and countline innovations. In candy, The Natural Confectionery Co. and Eclairs both performed strongly. For Halls, the largest candy brand in the world, first half revenue declined overall, but improved in the second quarter after a slow start to the year. In gum, Trident, the world’s largest gum brand, grew well, reflecting strong growth in Brazil and other parts of Latin America. Hollywood grew market share but revenue declined as a result of the weak underlying French market.
Revenue Performance by Market
Our performance by market reflected the mix between chocolate, gum and candy, as described above, local market share gains and the relative impact of customer de-stocking. Market share progress was good overall. Based on the markets for which we have recent share data available, which represent nearly 85% of our revenue, we generated good market share growth in nearly 50% by revenue value, and held market share in a further 25%. Overall, our focus markets grew by 5% and focus customers by 6%.
•
In emerging markets (38% of revenue in the half), revenue growth was good, up 7% in the half (up 6% in the first quarter, up 8% in the second quarter), led by strong performances in India, South Africa and South America. Trading in Russia and South East Asia, improved toward the end of the period with Russia delivering growth for the half overall.

•
In developed markets (62%), revenue grew 2% with a much stronger second quarter (up 5%) offsetting the slow start to the year (first quarter unchanged), reflecting stronger growth in the UK and an improved performance in the US which together more than offset the effect of weak market conditions in Europe.

Profit Performance
First half gross margin was broadly unchanged at 47.1% (H1 2008: 47.3%). Supply chain cost savings and improved product mix offset the adverse category mix effect (resulting from the higher level of growth in chocolate) and the impact of weaker volumes on operational leverage. Although input cost inflation was covered by price realisation on an absolute basis, gross margin was still reduced by around 20bps.
During the first half, we maintained investment in marketing, with the business reinvesting the benefit of media rate deflation in other marketing activities. As a result, whilst the headline investment as a percentage of sales was down at 10.7% (H1 2008: 11.6%), the absolute level of spend at £271m was broadly unchanged (H1 2008: £282m).
Central costs fell by £9m to £52m, reflecting the benefit of Vision into Action cost reduction initiatives announced in October 2007 and October 2008, which progressively benefited central costs from June 2008 onwards. In the first half, central costs also benefited from timing differences on the recognition of project costs, particularly in IT, which will be reflected in the second half. As a result, we remain on track to deliver a full year reduction in central costs of around £15m.
As a result, underlying operating margin improved strongly, up 145bps in constant currency, increasing to 180bps at reported rates. The principal sources of improvement were savings arising from our Vision into Action cost saving programme (around 100bps) and the benefits arising from media deflation and re-phasing our marketing investment to support innovation in the second half (c.90bps). These were partially offset by reduced gross margins (c.20bps) and inflation and other income and expense items within SG&A (c.25bps).
A more detailed review of performance by business unit is included later in the release.
Vision into Action Update
In June 2007, we set out our Vision into Action business plan. This focuses resources and projects around three key priorities - growth, efficiency and capability - with the objective of simultaneously delivering strong revenue growth within our goal range whilst significantly improving our operating margins from around 10% to mid-teens by 2011.
During the first half of 2009, the core elements of our “fewer, faster, bigger, better” growth priority and investment in strengthened commercial capabilities continued to deliver good revenue growth and build a stronger pipeline of product innovation for 2010 onwards.

In March, we announced an agreement for Cadbury Dairy Milk in Britain and Ireland to become the first major chocolate brand to gain Fairtrade certification. Products carrying the Fairtrade label are already being manufactured and will be in store over the next few weeks. Focused on building consumer relevance, this initiative strengthens Cadbury Dairy Milk as a key advantaged, consumer preferred brand. At the same time it creates a sustainable supply of high quality cocoa and increases our commitment to Ghana.
In addition, we announced, started or completed a number of projects that will improve underlying operating margins in 2009, 2010 and 2011. Projects include:
•	Closure of our Barcelona gum factory in Spain. This was completed in early July and will result in 160 people leaving the business by the end of the year.

•
Consolidation of our Turkish manufacturing operations. The phased relocation of production from the former Intergum factory in Istanbul to our larger facility in Gebze is already underway and should be completed during the second half of the year.

•
In July we commenced consultation on a new programme to improve efficiency and effectiveness of our chocolate manufacturing activities in Ireland; investment in new manufacturing processes, a reduction in headcount and the relocation of selected products to other Cadbury facilities will improve competitiveness and efficiency and create a sustainable manufacturing centre for Ireland.

Nearly all the restructuring projects in our Vision into Action business plan are now underway, and we remain confident that we will deliver savings in line with our original expectations.
Within restructuring, foreign exchange movements have impacted both the costs and benefits of various projects in the plan. As a result of this translation effect, it is likely both the reported currency costs and benefits will be higher. We have also changed our income assumptions from vacant property, reflecting changes in market conditions since the original assumptions were made in 2007. Taken together, these changes will increase restructuring costs by around £75m.
In addition, because of the strong economic headwinds in Europe the Board has approved a further one-off investment of £25m to accelerate completion of our ‘One Europe’ project, driving further integration of the management and decision making teams within the business. This will bring the total revenue investment in Vision into Action to £550m at current exchange rates (previously £450m at 2007 rates).

Performance by Business Unit
Except where stated, all movements are on a base business basis
Britain & Ireland

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	565	67	(9)	-	12	635
- year-on-year change		+11.9%	-1.6%	-	+2.1%	+12.4%
Underlying Profit from Operations	58	21	1	(2)	1	79
- year-on-year change		+36.2%	+1.7%	-3.4%	+1.7%	+36.2%
Underlying Operating Margin	10.3%	+220bps				12.4%

In Britain & Ireland, revenue grew by 12% in the first half of 2009. Growth was driven by a very strong performance from the UK business, in both standard and seasonal products. Standard product revenues benefited from significant underlying share gains and product innovations, including Wispa, Giant Buttons and the new bite-size Clusters, Peanuts and Raisins. Seasonal revenues benefited from a longer Easter selling period and strong share gains. Market conditions in Ireland remained challenging, with revenues down compared to the same period in 2008.
Underlying operating margins improved by 220bps, principally reflecting SG&A savings, logistics efficiencies and the benefit of leverage from improved volumes. However, gross margins did not improve in the half, despite pricing actions to recover significant cost inflation.
Middle East and Africa

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	168	19	-	-	24	211
- year-on-year change		+11.3%	-	-	+14.3%	+25.6%
Underlying Profit from Operations	10	9	-	(1)	4	22
- year-on-year change		+90%	-	-10%	+40%	+120%
Underlying Operating Margin	6.0%	+400bps				10.4%

In the Middle East and Africa, revenue grew by 11%, driven by strong performance across all categories and regions. In particular, South Africa delivered an excellent result with strong revenue growth. In addition, operations in Nigeria and Egypt continued to improve performance, helping deliver strong profit growth in the half with underlying operating margin up 400bps.
Europe

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	496	(26)	-	-	37	507
- year-on-year change		-5.2%	-	-	+7.4%	+2.2%
Underlying Profit from Operations	35	(18)	-	5	4	26
- year-on-year change		-51%	-	+14%	+11%	-26%
Underlying Operating Margin	7.1%	-310bps				5.1%

In Europe, revenue declined by 5% in the first half, notwithstanding an improved second quarter, after a difficult start to the year. Chocolate revenues were broadly unchanged, with Poland delivering good growth throughout the half, and gum and candy were down 5% and 11%

respectively. Second quarter revenues were only down 3% with an improved underlying trend emerging through the quarter, particularly in Russia and Turkey. Our business in Eastern Europe also delivered an improved performance toward the end of the period. The impact of reduced revenue exceeded the benefits of Vision into Action initiatives within the business and, as a result, underlying operating margin reduced by 310bps in the half.
Asia

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	154	19	-	-	25	198
- year-on-year change		+12.3%	-	-	+16.2%	+28.5%
Underlying Profit from Operations	11	7	-	-	2	20
- year-on-year change		+64%	-	-	+18%	+82%
Underlying Operating Margin	7.1%	+330bps				10.1%

In Asia, revenue grew 12%, driven by particularly strong growth in India and an improved performance in China. Revenue was down in South East Asia although recent product launches have been well received and should strengthen growth opportunities in the region. The strong margin improvement of 330bps reflected improved revenue and good cost management across the business, supplemented by an encouraging performance in China where losses were sharply reduced.
Pacific

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	304	10	-	-	38	352
- year-on-year change		+3.3%	-	-	+12.5%	+15.8%
Underlying Profit from Operations	39	2	-	(1)	7	47
- year-on-year change		+5.0%	-	-2.6%	+17.9%	+20.5%
Underlying Operating Margin	12.8%	+20bps				13.4%

In Pacific, revenue grew 3% in the first half. Growth in chocolate, the largest category for the business, was good. The business improved its share of the Australian and New Zealand confectionery markets as it started the re-launch of Cadbury Dairy Milk and benefited from growth in the chocolate category overall. In Japan, good growth in our acquired Xylicrystal candy (a Sansei brand) more than offset a modest decline in gum revenues as a local competitor continued to invest behind a new gum launch. Overall, underlying operating margin was broadly unchanged.
North America

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	553	(15)	-	-	110	648
- year-on-year change		-2.7%	-	-	+19.9%	+17.2%
Underlying Profit from Operations	108	3	-	(1)	25	135
- year-on-year change		+2.8%	-	-0.9%	+23.1%	+25.0%
Underlying Operating Margin	19.5%	+110bps				20.8%

In North America, revenue was down 3%, reflecting growth of 1% in the second quarter after a slow start to the year, held back by retail destocking in January (Q1 down 6%). Adjusting for destocking, revenue in the half would have been unchanged. Modest declines in US gum market share in the half were partially offset by a strong share performance in Mexico and a good recovery in the second quarter in Halls. Other traditional candies also performed well. Underlying operating margin improved by 110bps, reflecting the full year benefit of restructuring carried out in 2008, partially offset by a lower gross margin, reflecting the mix effect of lower gum sales.
South America

£m	H1	Base	Acq/	Business	Exchange	H1
	2008	Business	Disposals	Improvement		2009
				Costs

Revenue	196	23	-	-	(6)	213
- year-on-year change		+11.7%	-	-	-3.0%	+8.7%
Underlying Profit from Operations	37	8	-	-	(3)	42
- year-on-year change		+21.6%	-	-	-8.1%	+13.5%
Underlying Operating Margin	18.9%	+170bps				19.7%

In South America, growth remained strong with revenue up 12% in the first half. Growth in gum was very strong, led by an excellent performance from Trident across the region, particularly in Brazil. New products, pricing and improved mix all contributed to a good market share performance. As a result of good growth and increased SG&A efficiencies, underlying operating margin improved by 170bps.
DISCONTINUED OPERATIONS
Divestment of Cadbury’s beverages activities was concluded during the first half of 2009 with the completion of the Australia Beverages disposal on 3 April 2009. Proceeds of the sale, reflecting the gross consideration of £550m, have already been received. After costs and related restructuring charges, net proceeds of approximately £475m will be retained by the end of 2009*. Proceeds from the sale have been used to redeem the Euro 600m bond due in June 2009.
* Additional cash costs totalling around £20m are expected to be incurred as a result of separation activities in 2010 and 2011.

FINANCIAL REVIEW

£m			Reported	Constant
	H1	H1 2008	Currency	Currency
	2009	Re-presented[1]	Growth %	Growth %

Revenue	2,767	2,440	+13	+4

Underlying Profit from Operations	319	237	+35	+19
Restructuring & other non-underlying items
- Restructuring costs	(105)	(70)
- Amortisation and impairment of acquisition intangibles	(2)	(2)
- Non-trading items	1	(6)
- IAS 39 adjustment	(12)	(21)

Profit from Operations	201	138

Share of results in associates	3	4

Underlying Net Financing[2]	(60)	(29)
Net Financing	(92)	(8)

Underlying Profit before Taxation	262	212	+24	+11
Profit before Taxation	112	134

Underlying Taxation[3]	(73)	(62)
Taxation	(33)	26

Underlying profit for the period – continuing operations	189	150	+26	+13
Profit for the period – continuing operations	79	160

Discontinued Operations
- Americas Beverages	-	(53)
- Australia Beverages	234	6

Profit for the Period	313	113

EPS - Continuing Operations
- Underlying	13.9p	8.0p
- Reported	5.8p	8.5p
EPS - Continuing & Discontinued
- Underlying	14.1p	12.6p
- Reported	23.1p	6.0p

Interim Dividend	5.7p	5.3p

Free Cash Outflow[4]	220	109

Net Debt[5]	1.8bn	1.7bn

1	In accordance with IFRS 5, the Income Statement for the six months ended 30 June 2008 has been re-presented following the disposal of Australia Beverages.

2	Underlying Net Financing is the total of Investment revenue and finance costs excluding the IAS 39 adjustment.

3
Underlying Taxation is the taxation on Underlying Profit from Operations and Underlying Net Financing and excludes other non-underlying tax resulting from tax matters which have been progressed during the year relating to UK tax matters (net £71 million credit) and overseas jurisdiction (£61 million charge).

4	Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and capital investment.

5	Net Debt is defined as total borrowings, less interest rate fair value hedging instruments, cash and cash equivalents and short term investments.

Revenue at £2.8bn was 13% higher than last year at actual exchange rates. On a base business basis (excluding the impact of acquisitions, disposals and exchange rates), revenue grew by 4%.
Underlying Profit from Operations at £319m (H1 2008: £237m) was up 35%, or 19% at constant exchange rates, with underlying operating margin increasing by 180 bps to 11.5% or 145 bps at constant exchange rates. This was primarily as a result of the continued successful implementation of our Vision into Action business plan, phasing of marketing investment and the benefit of media deflation, partially offset by lower gross margins.
The charge in respect of business restructuring costs reported outside underlying operating profit was £105m (H1 2008: £70m). Included in this amount are restructuring charges relating to the Vision into Action business plan (£91m).
Amortisation and impairment of acquisition intangibles, charged against profit from operations, was £2m (H1 2008: £2m).
The gain on non-trading items of £1m (H1 2008 loss: £6m) relates primarily to gains on the sale of intellectual property.
Fair value accounting under IAS 39 contributed a charge of £12m (H1 2008: £21m) to our reported profit from operations due to the difference between market commodity prices and spot exchange rates compared to the hedge rates applied to the underlying results.
Profit from operations was up 46% at £201m (H1 2008: £138m). The Group’s share of result in associates (net of interest and tax) was £3m, £1m less than in H1 2008.
Underlying net financing charge for the continuing Group, after reflecting a non-cash post retirement benefit charge of £3m (H1 2008 credit: £16m), at £60m was £31m higher than the prior year. Finance costs, excluding the post-retirement charge, increased from £45m to £57m, led by an increase in average net debt and exchange rate movements. The average net interest rate was 5.6% (H1 2008: 5.5%).
Reported net financing was a charge of £92m (H1 2008: £8m), with a non-underlying charge of £32m, primarily reflecting the impact of the IAS 39 financing adjustment.
Underlying profit before tax was up 24% to £262m as a result of the improved underlying operating performance. Profit before tax was £112m on a reported basis (H1 2008: £134m).
The underlying tax rate was down 1% at 28% (H1 2008: 29%). Reported tax was a charge of £33m (H1 2008: £26m credit), with a non-underlying credit of £40m. In addition to the tax effect of non-underlying items, this includes a tax credit of £10m consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters which the Group has progressed with authorities in a number of overseas jurisdictions.
In total, non-underlying items contributed a loss of £110m to the profit for the period from continuing operations of £79m.
Discontinued operations in the year relate to the discontinued results of the Australia Beverages business, the sale of which was completed on 3 April 2009. Australia Beverages generated a profit of £234m of which £232m related to the gain on disposal and £2m to underlying trading through to the date of completion. A full income statement, including comparatives, for the discontinued businesses is included in note 9.
Earnings per share
Continuing operations underlying earnings per share were up 74% to 13.9p, principally as a result of the improved base business performance, the change in share structure following the demerger of Americas Beverages and exchange rates.

Total Group, in other words continuing & discontinued, reported earnings per share were 23.1p, up on H1 2008 (6.0p) principally due to the disposal of Australia Beverages.
The reduction in the post-retirement benefit credit had a significant impact on growth in earnings per share. Adjusting both the 2008 and 2009 figures for the respective post-retirement benefit credits and charges incurred would increase the constant currency growth in earnings per share to 22% and the reported currency growth to 37%.
Dividends
The Board has approved an interim dividend of 5.7p per share (H1 2008: 5.3p). This represents an increase of 8% over H1 2008. The interim dividend will be paid on 16 October 2009 to Ordinary Shareholders on the Register at the close of business on 18 September 2009.
Holders of Cadbury plc ordinary shares may reinvest their dividends in Cadbury plc shares by participating in the Dividend Reinvestment Plan (“DRIP”). Any new elections, or amendments to existing elections, must be received by the Registrar by 25 September 2009. Full terms and conditions of the plan are available from the Registrar.
Cash Flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure.
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and minority dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2009	2008
	unaudited	unaudited
	£m	£m

Net cash (outflow)/inflow from operating activities	(130)	(2)
Add back:
Additional funding of past service pensions deficit	-	18
Demerger financing costs	-	53
Income taxes paid on disposals	71	36
Less:
Net capital expenditure	(161)	(214)
Net associate and minority dividends	-	-

Free cash (outflow)/Inflow	(220)	(109)

Free cash outflow for the total Group was £220m compared with £109m in the first half of 2008. Of this, £216m (H1 2008: £127m) related to continuing operations and £4m (H1 2008: £18m outflow) related to discontinued operations.
The increase in the continuing group outflow of £89m, compared to the same period last year, reflects £84m of additional working capital, in part related to ongoing group restructuring activities, £40m of additional tax paid and £15m additional capital expenditure, partially offset by an additional £63m profit from continuing operations. Net capital expenditure for the ongoing confectionery business was £163m (H1 2008: £148m), which included around £66m related to our Vision into Action business plan (H1 2008: £47m).
Net Debt
The Group’s definition of net debt is shown below:

	2009	2008
	unaudited	Full year
		Re-
	£m	presented[1]
		£m

Short term investments	98	108
Cash and cash equivalents	266	390
Short term borrowings and overdrafts	(729)	(1,189)
Obligations under finance leases - current	(1)	(1)
Borrowings - non current	(1,396)	(1,194)
Fair value of interest rate hedging instruments	(11)	-
Obligations under finance leases - non current	(1)	(1)

Net debt	(1,774)	(1,887)

[1] The prior period net debt analysis has been re-presented to reclassify certain amounts between cash and cash equivalents and short term investments (see note 1).
Net debt was £1.8bn, around £100m lower than that at the year end (£1.9bn), mainly reflecting the proceeds of the Australia Beverages disposal, partially offset by the higher free cash outflow and tax payments in respect of discontinued operations.
In March 2009 the Group issued a 5-year £300m bond with a coupon of 5.375% and in June 2009 refinanced its revolving credit facility with a new £450m 3-year programme. The Group has a strong programme of debt funding which, after redemption of a Euro 600m bond in June 2009, totals around £1.4bn, running through to 2018, with an average maturity of 5 years.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.
Basis of Preparation
In accordance with IFRS 5, the income statement for the six months ended 30 June 2008 has been re-presented following the disposal of Australia Beverages. Ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations as, although the impact on segmental profits may vary year on year, these are expected to be incurred at similar levels each year at a consolidated level as they relate to the maintenance of an efficient business. From 1 January 2009, the Group was reorganised into seven Business Units. Britain, Ireland, Middle East and Africa was split into Britain & Ireland and Middle East & Africa. Asia Pacific was split into Asia and Pacific. The Americas was split into North America and South America. Europe was unchanged. The Group has re-presented its segmental analysis for the comparative 2008 financial information to represent the new Business Unit structure. Comments on the Group and segmental performances in the commentaries on pages 4 to 10 are made on the continuing business, excluding discontinued operations. Comments on movements in revenue, underlying profit from operations and margins are made on a constant exchange rate basis. In the first half of 2009, movements in exchange rates, primarily the Euro and US Dollar increased continuing Group Revenue by 10%, and Underlying Operating Profit by 16% and proforma Underlying EPS by 12%. The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.

Condensed Consolidated Income Statements for the
6 months ended 30 June 2009 and 30 June 2008

		2009	2008
		Half Year	Half Year

			re-presented
		unaudited	unaudited
	Notes
		£m	£m

Continuing Operations
Revenue		2,767	2,440

Trading costs		(2,462)	(2,226)
Restructuring costs	2	(105)	(70)
Non-trading items	3	1	(6)

Profit from operations		201	138
Share of result in associates		3	4

Profit before financing		204	142
and taxation
Investment revenue	4	18	28
Finance costs		(110)	(36)

Profit before taxation		112	134
Taxation	5	(33)	26

Profit for the period from		79	160
continuing operations

Discontinued operations
Profit/(loss) for the period
from discontinued	8	234	(47)
operations

Profit for the period		313	113

Attributable to:
Equity holders of the parent		313	113
Minority interests		-	-

		313	113

Earnings per share from continuing and discontinued operations
Basic	7	23.1p	6.0p
Diluted	7	23.1p	6.0p

From continuing operations
Basic	7	5.8p	8.5p
Diluted	7	5.8p	8.5p

In accordance with IFRS 5, the 2008 half year Income Statement, Statement of Recognised Income and Expense and related notes have been re-presented following the disposal of Australia Beverages (see Note 8).

Condensed Consolidated Statements of Recognised Income and Expense for the 6 months ended 30 June 2009 and 30 June 2008

	2009	2008
	Half Year	Half Year
		re-presented
	unaudited	unaudited
	£m	£m

Currency translation differences (net of tax)	(431)	108
Actuarial losses on post retirement benefit obligations (net of tax)	(190)	(122)

Net (expense)/income recognised directly in equity	(621)	(14)

Profit for the period from continuing operations	79	160
Profit/(loss) for the period from discontinued operations	234	(47)

Total recognised income and expense for the period	(308)	99

Attributable to:
Equity holders of the parent	(308)	99
Minority interests	-	-

	(308)	99

Condensed Consolidated Balance Sheets at 30 June 2009 and 31 December 2008

		2009	2008
		Half Year	Full Year
			re-presented[1]
	Notes	unaudited
		£m	£m

ASSETS

Non-current assets
Goodwill		2,081	2,288
Acquisition intangibles		1,457	1,598
Software and other intangibles		103	87
Property, plant and equipment	10	1,659	1,761
Investment in associates		31	28
Deferred tax assets		220	181
Retirement benefit asset		-	17
Trade and other receivables		42	28
Other investments		2	2

		5,595	5,990
Current assets
Inventories		849	767
Short-term investments		98	108
Trade and other receivables		923	1,067
Tax recoverable		46	35
Cash and cash equivalents		266	390
Derivative financial instruments		120	268

		2,302	2,635
Assets held for sale		2	270

TOTAL ASSETS		7,899	8,895

LIABILITIES

Current liabilities
Trade and other payables		(1,345)	(1,551)
Tax payable		(181)	(328)
Short term borrowings and overdrafts		(729)	(1,189)
Short term provisions		(163)	(150)
Obligations under finance leases		(1)	(1)
Derivative financial instruments		(90)	(169)

		(2,509)	(3,388)

Non-current liabilities
Trade and other payables		(25)	(61)
Borrowings		(1,396)	(1,194)
Retirement benefit obligation		(482)	(275)
Tax payable		(10)	(6)
Deferred tax liabilities		(155)	(121)
Long term provisions		(234)	(218)
Obligations under finance leases		(1)	(1)

		(2,303)	(1,876)
Liabilities associated with assets classified as held for sale		-	(97)

TOTAL LIABILITIES		(4,812)	(5,361)

NET ASSETS		3,087	3,534

EQUITY

Share capital	11	137	136
Share premium account		60	38
Other reserves		413	850
Retained earnings		2,470	2,498

Equity attributable to equity holders of the parent		3,080	3,522
Minority interest		7	12

TOTAL EQUITY		3,087	3,534

1 The prior period balance sheet, cash flow statement and related notes have been re-presented to reclassify certain amounts between cash and cash equivalents and short term investments (see note 1).

Condensed Consolidated Cash Flow Statements for the
6 months ended 30 June 2009 and 30 June 2008

		2009	2008
		Half Year	Half Year
			re-presented[1]
	Notes	unaudited	unaudited
		£m	£m

Net cash (outflow)/inflow from operating activities	14	(130)	(2)

Investing activities
Dividends received from associates		-	-
Proceeds on disposal of property, plant and equipment		6	4
Purchases of property, plant & equipment and software		(167)	(218)
Americas Beverages separation costs paid		-	(60)
Americas Beverages net cash and cash equivalents demerged		-	(63)
Acquisitions of businesses and associates		(11)	14
Sale of investments, associates and subsidiary undertakings		532	51
Overdraft/(cash) removed on disposal		2	(4)
Movement in equity investments and money market deposits		8	(121)

Net cash generated from/(used in) investing activities		370	(397)

Financing activities
Dividends paid		(148)	(222)
Capital element of finance leases repaid		-	(21)
Proceeds on issues of ordinary shares		23	32
Net movement of shares held under Employee Trust		(12)	1
Proceeds of new borrowings		3,242	2,846
Borrowings repaid		(3,389)	(2,410)

Net cash (used in)/generated from financing activities		(284)	226

Net decrease in cash and cash equivalents		(44)	(173)
Opening net cash and cash equivalents – total Group		238	372
Effect of foreign exchange rates		(6)	4

Closing net cash and cash equivalents		188	203

1 The prior period balance sheet, cash flow statement and related notes have been re-presented to reclassify certain amounts between cash and cash equivalents and short term investments (see note 1).
Net cash and cash equivalents in the continuing Group include overdraft balances of £78 million (HY08: £82 million). There are no cash and cash equivalents included in assets held for sale.

Condensed Consolidated Statements of Changes in Equity for the 6 months ended 30 June 2009 and 30 June 2008

		Share		Capital		Hedging and	Acquisition
	Share	capital	Share	redemption	Demerger	Translation	reval'n	Retained
	capital	beverages	premium	reserve	Reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2008	264	-	1,225	90	-	(139)	45	2,677	4,162
Recognised income and expense for the period	-	-	-	-	-	108	-	(9)	99
Unwind of acquisition revaluation reserve	-	-	-	-	-	-	(3)	3	-
Credit from share based payment and movement in own shares	-	-	-	-	-	-	-	10	10
Shares issued – Cadbury Schweppes plc	1	-	15	-	-	-	-	-	16
Dividends paid	-	-	-	-	-	-	-	(222)	(222)
Scheme of arrangement	6,765	3,805	-	-	(10,570)	-	-	-	-
Capital reduction	(6,630)	(3,805)	-	-	10,435	-	-	-	-
Elimination of Cadbury Schweppes plc reserves	(265)		(1,240)	(90)	1,637	-	(42)	-	-
Demerger of Americas Beverages	-	-	-	-	(1,091)	-	-	-	(1,091)
Transfer of own shares in DPSG to investment	-	-	-	-	-	-	-	16	16
Shares issued – Cadbury plc	1	-	15	-	-	-	-	-	16

At 30 June 2008 (unaudited)	136	-	15	-	411	(31)	-	2,475	3,006

At 1 January 2009	136	-	38	-	409	441	-	2,498	3,522

Recognised income and expense for the period	-	-	-	-	-	(431)	-	123	(308)
Credit from share based payment and movement in own shares	-	-	-	-	-	-	-	(6)	(6)
Disposal of Australia Beverages	-	-	-	-	-	(6)	-	-	(6)
Acquisition of minority interest	-	-	-	-	-	-	-	3	3
Dividends paid	-	-	-	-	-	-	-	(148)	(148)
Shares issued – Cadbury plc	1	-	22	-	-	-	-	-	23

At 30 June 2009 (unaudited)	137	-	60	-	409	4	-	2,470	3,080

Segmental Reporting
Business segment analysis

	Reported measures			Segment measures

2009 Half Year	Revenue	Profit/(loss)	Operating	Revenue	Underlying	Underlying
(unaudited)		from	margin		profit from	margin
		operations			operations
	£m		%	£m	£m	%
		£m

Britain and Ireland	635	39	6.1	635	79	12.4
Middle East and Africa	211	21	10.0	211	22	10.4
Europe	507	(34)	(6.7)	507	26	5.1
North America	648	129	19.9	648	135	20.8
South America	213	43	20.2	213	42	19.7
Pacific	352	47	13.4	352	47	13.4
Asia	198	20	10.1	198	20	10.1

	2,764	265	9.6	2,764	371	13.4
Central	3	(64)	n/a	3	(52)	n/a

Profit from operations	2,767	201	7.3	2,767	319	11.5

Reconciliation of profit from operations and profit before taxation to underlying performance measure

	Reported	Reversal of	Reversal of	Reversal of	IAS 39	Underlying
2009 Half Year	Performance	restructuring	amortisation	non-trading	adjustment	profit from
(unaudited)		costs	and impairment	items		operations
			of intangibles
	£m	£m	£m	£m	£m	£m

Britain and Ireland	39	29	-	-	11	79
Middle East and Africa	21	1	-	-	-	22
Europe	(34)	54	1	-	5	26
North America	129	2	1	-	3	135
South America	43	1	-	-	(2)	42
Pacific	47	6	-	(1)	(5)	47
Asia	20	-	-	-	-	20
Central	(64)	12	-	-	-	(52)

Profit from operations	201	105	2	(1)	12	319
Share of result in associates	3	-	-	-	-	3
Financing	(92)	2	-	8	22	(60)

Profit before taxation	112	107	2	7	34	262

Reconciliation from reported to underlying earnings & earnings per share

2009 Half year	----- Earnings -----			----- Earnings per share -----
(unaudited)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence

Reported	79	234	313	5.8	17.3	23.1

Reversal of:
Restructuring costs*	107	-	107	7.9	-	7.9
Amortisation and impairment of intangibles	2	-	2	0.1	-	0.1
Non-trading items	7	-	7	0.5	-	0.5
Profit on disposal	-	(301)	(301)	-	(22.2)	(22.2)
IAS 39 adjustment	34	1	35	2.5	0.1	2.6
Tax effect on the above**	(40)	68	28	(2.9)	5.0	2.1

Underlying	189	2	191	13.9	0.2	14.1

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(d).
*	Restructuring costs are made up of £105 million for continuing operations and £2 million relating to the unwind of discounts on provisions recognised within continuing financing costs.

**	Also includes tax arising on certain intra-Group reorganisations and disposals (Note 8) and other non-underlying tax items (Note 6).

Segmental Reporting
Business segment analysis

	Reported measures			Segmental measures

2008 Half Year (re-presented1) unaudited	Revenue	Profit from	Operating	Revenue	Underlying	Underlying
		operations	margin		profit from	margin
					operations
	£m	£m	%	£m	£m	%

Britain and Ireland	565	20	3.5	565	58	10.3
Middle East and Africa	168	9	5.4	168	10	6.0
Europe	496	17	3.4	496	35	7.1
North America	553	102	18.4	553	108	19.5
South America	196	37	18.9	196	37	18.9
Pacific	304	34	11.2	304	39	12.8
Asia	154	11	7.1	154	11	7.1

	2,436	230	9.4	2,436	298	12.2
Central	4	(92)	n/a	4	(61)	n/a

Profit from operations	2,440	138	5.7	2,440	237	9.7

[1]	The Group has re-presented its segmental analysis for the comparative 2008 financial information to represent the new Business Unit structure to reflect the way the Chief Operating Decision Maker reviews the results of the operating segments.
Reconciliation of profit from operations and profit before taxation to underlying performance measure

2008 Half Year (re-presented) unaudited	Reported	Reversal of	Reversal of	Reversal of	IAS 39	Underlying
	Performance	restructuring	amortisation	non-trading	adjustment	profit from
		costs	and impairment	items		operations
			of intangibles
	£m	£m	£m	£m	£m	£m

Britain and Ireland	20	12	-	7	19	58
Middle East and Africa	9	1	-	-	-	10
Europe	17	16	1	-	1	35
North America	102	4	1	-	1	108
South America	37	2	-	(1)	(1)	37
Pacific	34	4	-	-	1	39
Asia	11	-	-	-	-	11
Central	(92)	31	-	-	-	(61)

Profit from operations	138	70	2	6	21	237
Share of result in associates	4	-	-	-	-	4
Financing	(8)	-	-	-	(21)	(29)

Profit before taxation	134	70	2	6	-	212

Reconciliation from reported to underlying earnings and earnings per share

2008 Half year (re-presented) unaudited	----- Earnings -----				----- Earnings per share -----
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence

Reported	160	(47)	113	8.5	(2.5)	6.0

Reversal of:
Restructuring costs*	70	4	74	3.8	0.2	4.0
Amortisation and impairment of intangibles	2	8	10	0.1	0.4	0.5
Non-trading items	6	(1)	5	0.3	-	0.3
Demerger/Disposal costs***	-	116	116	-	6.2	6.2
IAS 39 adjustment	-	(4)	(4)	-	(0.3)	(0.3)
Tax effect on	(88)	11	(77)	(4.7)	0.6	(4.1)
the above items**

Underlying	150	87	237	8.0	4.6	12.6

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(d).

*	Restructuring costs are made up of £70 million for continuing operations and £4 million for discontinued operations.

**	Also includes tax arising on certain intra-Group reorganisations – see Note 8.

***	Includes £18 million of non-underlying financing fees associated with the demerger.

1. GENERAL INFORMATION AND ACCOUNTING POLICIES
(a) The financial information included within the half year financial report has been prepared using accounting policies including presentation consistent with International Financial Reporting Standards (IFRSs) as issued by the IASB and endorsed by the European Union. The condensed set of financial statements included in this half year financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as issued by the IASB and adopted by the European Union.
The interim condensed consolidated information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements of Cadbury plc for the year ended 31 December 2008 which are available on the Group’s website www.cadbury.com except for the following standards and interpretations, effective for the first time in the current financial year. The following standards and interpretations, issued by the IASB or IFRIC, have been adopted by the Group since 1 January 2009 with no significant impact on its consolidated results or financial position:
Amendment to IFRS 1 – First time adoption of International Financial Reporting Standards
Amendment to IFRS 2 – Share-based payments
Amendment to IFRS 7 – Financial Instruments: disclosures
Amendment to IAS 27 – Consolidated and separate financial statements
Amendment to IAS 32 – Financial Instruments: presentation
Amendment to IAS 39 – Financial Instruments: recognition and measurement
IFRIC 13 – Customer loyalty programmes
IFRIC 15 – Arrangements for the construction of real estate
IFRIC 16 – Hedges or a net investment in a foreign operation
IFRIC 18 – Transfers of assets from customers
Amendment to IFRIC 9 – Reassessment of Embedded Derivatives
IAS 1 (Revised) requires the presentation of a statement of changes in equity as a primary statement, separate from the Income Statement and Statement of Recognised Income and Expense. As a result, a condensed consolidated statement of changes in equity has been presented as a primary statement.
The Group has also adopted the amendment to IAS 23 - Borrowing costs, requiring capitalisation of borrowing costs on qualifying capital expenditure incurred on significant projects that commenced after 1 January 2009. The amount of borrowing costs capitalised in the period was not significant.
The Group previously adopted IFRS 8 “Operating Segments”, in advance of its effective date, with effect from 1 January 2008.
Following clarification of the Group’s presentational accounting policy, the Group has reclassified certain amounts between cash and cash equivalents and short term investments to ensure consistency of policy across the Group. This has resulted in the reclassification on the balance sheet and in the cash flow statement of £139 million previously reported as short term investments at 31 December 2008 as cash and cash equivalents, £73 million previously reported as short term investment at 30 June 2008 as cash and cash equivalents and £77 million previously reported as cash and cash equivalents as short term investments at 31 December 2007. There is no impact on net debt, the Group’s measure of liquidity, profit, current assets, total assets, shareholders’ equity and cash flow from operations.
The Group has applied the amendments to IAS 38 “Intangible assets” to its advertising and promotional expenditures effective for annual periods beginning on or after 1 January 2009, including the clarification of when a company recognises expenditure incurred in respect of the supply of goods and of services associated with advertising and promotional expenditure (para 69). As a result, advertising costs will now be recognised upon completion of the service rendered and costs of samples and catalogues will be recognised upon receipt or production of the goods. The Group has considered the need for retrospective application of this amendment but has concluded that this is not necessary on the grounds of materiality. As an illustration, if the amendment had been applied retrospectively re-presented profit from continuing operations for the six months to 30 June 2008 would be £4 million higher, £2 million higher for the year to 31 December 2008 and £2 million higher for the six months to 30 June 2009.

The directors have considered the principal risks and uncertainties affecting the Group and its performance in the second half and determined that those discussed in the Group’s published accounts for the year ended 31 December 2008 remain relevant. These risks include external risks (including competition, customer consolidation and raw material prices); internal risks (including product quality and safety); execution risks (including execution of our Vision into Action programme) and financial risks (including interest rate and foreign currency fluctuations).
(b) Going concern
The Group has considerable financial resources and an advantaged business model that operates across many different customers and suppliers in multiple geographies. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook. On the basis of current financial projections and facilities available and after making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they consider that it is appropriate to adopt the going concern basis in preparing the Group’s interim financial statements.
(c) The half yearly financial report (included on pages 13 — 30) is unaudited and was approved by the Board of Directors on 28 July 2009. The financial information for the year ended 2008 does not constitute statutory accounts, as defined in section 435 of the Companies Act 2006. The full year 2008 financial information is derived from the statutory accounts for that year, re-presenting cash and cash equivalents and short term investments (as set out above). A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under s498(2) or (3) Companies Act 2006.
(d) Use of underlying measures
Cadbury believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.
The adjustments made to reported profit are summarised below:
•
Restructuring costs – the costs incurred by the Group in implementing significant restructuring projects, such as Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-teen margin goal and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. In addition, costs incurred to establish a stand-alone confectionery business have also been classified as restructuring. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business. Where material, restructuring costs are initially recognised after discounting to present value. The subsequent unwind of any discount is reported as a non-underlying finance cost if the associated provision resulted from a non-underlying restructuring cost;

•
Amortisation and impairment of intangibles - under IFRS, the Group continues to amortise certain short-life acquisition intangibles and also recognises, from time to time, impairments of goodwill which have arisen on previous acquisitions. This amortisation and impairment is not considered to be reflective of the underlying trading of the Group. The Group performs a detailed impairment review annually and reviews for indicators of impairment on an interim basis. Management has updated its impairment review at the half-year and there were no significant impairment indicators identified that would result in carrying value exceeding the recoverable amount for either brands or goodwill. The First brand, acquired as part of the Intergum acquisition in 2007, which showed limited headroom at 31 December 2008, has performed in line with management’s expectations in the current period;

•
Non-trading items – as part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside continuing operations. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item. In addition, the interest charges relating to tax or indemnity provisions arising on demergers and disposals are reported as non-underlying finance costs if the associated provision resulted from a non-underlying charge;

•
IAS 39 adjustments – fair value accounting – under IAS 39, the Group seeks to apply hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentives and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange, interest rate or commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange, interest rate or commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above;

•
Exceptional items – certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying. There are no exceptional items in the current period. In 2008, the exceptional items relate to significant transaction costs, including one-off financing fees, as a result of the separation of Americas Beverages, which have been classified outside underlying earnings and included within loss for the period from discontinued operations; and

•
Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings including the tax impact of reorganisations undertaken in preparation for the separation of Americas Beverages, the disposal of Australia Beverages and significant one-off settlements or provision increases in the period (see note 6).

(f) Segmental analysis
From 1 January 2009, the Group was reorganised into seven Business Units. Britain, Ireland, Middle East and Africa (BIMA) was split into two Business Units; Britain & Ireland and Middle East & Africa, Asia Pacific was split into Asia and Pacific, Americas was split into North America and South America and Europe remains unchanged. Business units manage the segments as strategic units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.
(g) Retirement benefit obligations
The Group has updated its accounting for pensions under IAS 19 as at 30 June 2009. This involved reviewing and updating the assumptions considered appropriate at the 2008 year end including updating for changes in market rates and updating for the actual return on assets.
The £254 million pre-tax actuarial loss recognised in the Statement of Recognised Income and Expense is primarily due to an increase in the UK inflation assumption.
2.  RESTRUCTURING
During the first half of 2009, the continuing Group incurred £105 million (HY08: £70 million) of restructuring costs. The majority of this, £91 million (HY08: £48 million), related to the Group’s Vision into Action programme to drive efficiencies throughout the Group and achieve the Group’s mid-teen margin goal.
Costs of £1 million (HY08: £14 million) relating to the separation of Confectionery from the Americas and Australia Beverages businesses has also been included as restructuring. A further £13 million (HY08: £5 million) has been incurred relating to integration costs associated with previous acquisitions. Restructuring costs relating to discontinued operations are disclosed in note 8.
3. NON-TRADING ITEMS
During the first half of 2009, the continuing Group recorded a gain from non-trading items of £1 million (HY08: loss of £6 million). This comprises principally of £1 million profit on sale of intellectual property.

4. INVESTMENT REVENUE

	2009	2008
	unaudited	unaudited
		re-presented
	£m	£m

Interest on bank deposits	18	12
Post retirement employee benefits	-	16

Investment revenue	18	28

5. TAXATION
The effective tax rate for the 2009 half year is 29.5% (HY08: -19.4%)
6. DIVIDENDS

	2009	2008
	unaudited	unaudited
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 31 December 2008 of 11.1p	148	222
(31 December 2007 of 10.5p) per share
Half year dividend for the year ended 31 December 2008 of 5.3p per share	-	-

	148	222

At 30 June 2009 the 2009 half year dividend of 5.7p per share had not been declared to equity holders and as such was not included as a liability. The expected cash payment in respect of the half year dividend for the half year ended 30 June 2009 is £77 million.
7. EARNINGS PER SHARE
     (a). Basic EPS – Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	----------Half Year----------
	(unaudited)

	Earnings		EPS
	2009	2008	2009	2008
	£m	£m	pence	pence

Reported – Continuing and Discontinued	313	113	23.1	6.0
Restructuring costs*	107	74	7.9	4.0
Amortisation and impairment of acquisition intangibles	2	10	0.1	0.5
Non-trading items	7	5	0.5	0.3
Profit on Disposal	(301)	-	(22.2)	-
Demerger and disposal costs**	-	116	-	6.2
IAS 39 adjustment	35	(4)	2.6	(0.3)
Effect of tax on above items***	28	(77)	2.1	(4.1)

Underlying – Continuing and Discontinued	191	237	14.1	12.6

*
Restructuring costs are made up of £105 million (HY08: £70 million) for continuing operations, £nil (HY08: £4 million) for discontinued operations and £2 million (HY08: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

**	Includes £nil (HY08: £18 million) of non-underlying financing fees associated with the demerger.

***
Effect of tax on above items includes £nil (HY08: £34 million) relating to certain reorganisations carried out in preparation for the demerger of Americas Beverages and a £69 million charge (HY08: £nil) relating to the disposal of Australia Beverages. In addition, the Group has progressed tax matters with a number of authorities resulting in a net non-underlying tax credit of £10m in 2009 consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters in a number of overseas jurisdictions.

     (b). Diluted EPS – Continuing and Discontinued
Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying earnings are set out below:

	2009	2008
	unaudited	unaudited
	pence	pence

Diluted Reported – Continuing and Discontinued	23.1	6.0

Diluted Underlying – Continuing and Discontinued	14.1	12.5

     A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2009	2008
	unaudited	unaudited
	million	million

Average shares used in Basic EPS calculation	1,356	1,875
Dilutive share options outstanding	1	14

Shares used in diluted EPS calculation	1,357	1,889

(c). Continuing Operations EPS

	--------Half Year----------
	unaudited

	Earnings		EPS
		2008		2008
	2009	re-presented	2009	re-presented
	£m	£m	pence	pence

Reported – Continuing Operations	79	160	5.8	8.5

Restructuring costs*	107	70	7.9	3.8
Amortisation and impairment of acquisition intangibles	2	2	0.1	0.1
Non-trading items	7	6	0.5	0.3
IAS 39 adjustment	34	-	2.5	-
Effect of tax on above items**	(40)	(88)	(2.9)	(4.7)

Underlying – Continuing Operations	189	150	13.9	8.0

*
Restructuring costs is made up of £105 million (HY08: £70 million) for continuing operations and £2 million (HY08: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

**
Effect of tax on above items, includes £nil (HY08: £63 million credit) relating to certain reorganisations carried out in preparation of the demerger of Americas Beverages. In addition, the Group has progressed tax matters with a number of authorities resulting in a net non-underlying tax credit of £10m in 2009 consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters in a number of overseas jurisdictions.

Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. The diluted reported and underlying earnings from continuing operations are set out below:

	2009	2008
	unaudited	unaudited
	pence	re-presented
		pence

Diluted Reported – Continuing Operations	5.8	8.5

Diluted Underlying – Continuing Operations	13.9	7.9

8. DISCONTINUED OPERATIONS
On 7 May 2008, the Group completed the demerger of its Americas Beverages business and on 3 April 2009, the Group completed the disposal of the Australia Beverages business to Asahi Breweries of Japan. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” these businesses are classified as discontinued. The 2008 half year comparatives have been re-presented on a consistent basis to present Australia Beverages as a discontinued operation. The results attributed to discontinued operations in 2008 includes an allocation of the Group’s interest charge relating to the debt funding which was demerged with the Americas Beverages business.
(a)	The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

	2009	2008
	Half Year	Half Year
	unaudited	unaudited
		re-presented
	£m	£m

Revenue	102	1,164

- Americas Beverages	-	951
- Australia Beverages	102	213

Trading costs	(99)	(1,005)
Restructuring costs	-	(4)
Non-trading items	-	1

Profit from operations	3	156

- Americas Beverages	-	146
- Australia Beverages	3	10

Profit before financing and taxation	3	156
Finance costs *	(1)	(45)

Profit before taxation	2	111
Taxation	-	(44)
Profit on disposal	301	-
Disposal and demerger costs	-	(98)
Tax on profit on disposal, disposal costs and demerger costs	(69)	(16)

Net profit/(loss) attributable to discontinued operations	234	(47)

*	Includes £nil (HY08: £18 million) of non-underlying financing fees associated with the Americas Beverages demerger.

(b)	The major classes of assets and liabilities comprising the Australia Beverages business on disposal are as follows:

Australia
Beverages
3 April
2009
£m

ASSETS

Non-current assets

Goodwill and acquisition intangibles	19
Software intangibles	13
Property, plant & equipment	114
Deferred tax assets	4

150

Current assets

Inventories	22
Trade and other receivables	68

90

TOTAL ASSETS	240

LIABILITIES

Current liabilities
Trade and other payables	(54)
Short term borrowings and overdrafts	(2)

(56)

Non-current liabilities
Long term provisions	(2)

(2)

TOTAL LIABILITIES	(58)

NET ASSETS	182

(c)	Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2009	2008
	Half Year	Half Year
	unaudited	Unaudited
		re-presented
		£m
	£m

Net cash flows (used in)/from operating activities	(6)	26
Net cash flows from/(used in) investing activities	4	(189)
Net cash flows from financing activities	-	133

	(2)	(30)

9. ACQUISITIONS
2009
During the period from 1 January 2009 to 30 June 2009 the Group made no significant acquisitions.
10. PROPERTY, PLANT AND EQUIPMENT
During the period ended 30 June 2009, the Group purchased property, plant and equipment of £132 million (HY08: £192 million,) and disposed of property, plant and equipment with a net book value of £5 million (HY08: £14 million).
11. SHARE CAPITAL AND RESERVES
During the period ended 30 June 2009, 5,126,960 ordinary shares of 10p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 30 June 2009 was £0.5 million. There were no other changes in the issued ordinary share capital of the Company during the six months to 30 June 2009.

12. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2009	2008
	unaudited	unaudited
		re-presented
	£m	£m

Profit from operations – Continuing Operations	201	138
Profit from operations – Discontinued Operations	3	156

	204	294
Adjustments for:
Depreciation, amortisation and impairment	108	137
Restructuring	(1)	(5)
Non-trading items	(1)	5
Post retirement benefits	1	1
Additional funding of past service pensions deficit	-	(18)
Share compensation taken to reserves	14	9
IAS 39 adjustments	12	22
Other non-cash items	1	(4)

Operating cash flows before movements in working capital	338	441

Increase in inventories	(130)	(159)
Decrease/(increase) in receivables	45	61
(Decrease)/increase in payables	(141)	(65)

Cash generated by operations	112	278
Interest paid	(80)	(116)
Interest received	15	11
Demerger financing costs	-	(53)
Income taxes paid – excluding disposals	(106)	(86)
Income taxes paid – disposals	(71)	(36)

Net cash (used in)/generated from operating activities	(130)	(2)

13. POST BALANCE SHEET EVENTS
There were no material events after the Balance Sheet date.